EXHIBIT 99.1

Caledonia declares an increased quarterly dividend

ST HELIER, Jersey, Jan. 03, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) today announces that the Board of Directors has declared an increased quarterly dividend of seven-and-a- half United States cents (US$0.075) on each of the Company's common shares.

Highlights

  9.1 per cent increase from the previous quarterly dividend of 6.875 cents
  Financial performance has improved due to increased production and the continued higher gold price
  Central Shaft to be commissioned in Q4 2020
  Target production at 80,000 ounces of gold per annum from 2022

Commenting on the announcement, Steve Curtis, Chief Executive Officer, said:

“I am pleased to announce a 9.1 per cent increase in the dividend which reflects our increased confidence in the outlook for our business.  As we reported in mid-November 2019 when we published the results for the third quarter of 2019, our financial performance has improved due to increased production and the continued higher gold price. This improvement has continued through the final quarter of 2019.

“As we approach the end of the five-year investment programme at Blanket Mine, we anticipate the rate of capital expenditure will begin to reduce from the middle of 2020, which gives us greater flexibility to consider deploying some of our cash reserves on an increased dividend.

“We expect the Central Shaft to be commissioned in the fourth quarter of 2020; thereafter we look forward to further increases in operating cash flow as production increases to the target rate of 80,000 ounces of gold per annum from 2022, as capital expenditure falls further and we begin to realise the operational efficiencies arising from the new shaft.

“The Board will review Caledonia’s future dividend distributions as appropriate while considering the balance between delivering returns to shareholders, pursuing the significant growth opportunities within Zimbabwe and maintaining a prudent approach to financial management.”

The relevant dates relating to the dividend are as follows:

  Ex-dividend date:
  Record date: January 17, 2020
  Dividend cheque mailing date: January 31, 2020

Shareholders and depositary interest holders in Canada and the UK will be paid in Canadian Dollars and Sterling respectively.  The Canadian Dollar and Sterling dividend payments will be calculated using the relevant Bank of Canada exchange rates on the record date.

Caledonia's Dividend Policy
Caledonia's strategy to maximise shareholder value includes a quarterly dividend policy which the Board of Directors adopted in 2014. The Board will consider future increases in the dividend as appropriate in line with its prudent approach to risk management.

About Caledonia Mining
Caledonia's primary asset is a 49% interest in an operating gold mine in Zimbabwe ("Blanket Mine").  In November 2018, Caledonia announced that it had signed a legally binding sale agreement to increase its holding in Blanket Mine to 64%, subject to receipt of, amongst other things, regulatory approvals. Caledonia's shares are listed on the NYSE American (symbol: CMCL) and on the Toronto Stock Exchange (symbol: CAL) and depositary interests representing the shares are traded on London's AIM (symbol: CMCL).

As at September 30, 2019, Caledonia had cash of approximately US$8.0 million.  Blanket Mine plans to increase production from 54,511 ounces of gold in 2018 to approximately 75,000 ounces in 2021 and approximately 80,000 ounces in 2022; Blanket Mine's target production for 2019 is between 50,000 and 53,000 ounces1. Caledonia expects to publish its results for the year to December 31, 2019 on or around March 20, 2020.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

1 The projected gold production figures in this news release are explained in the management discussion and analysis (“MD&A”) dated November 13, 2019. Refer to technical report dated 13 February 2018 entitled "National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018), a copy of which was filed by the Company on SEDAR on March 2, 2018 for the key assumptions, parameters, and methods used to estimate the mineral resources and mineral reserves from which planned gold production, as set out in this news release, is to be derived and risks that could materially affect the potential development of the mineral resources or mineral reserves.  Mr Paul Matthews, the Company's qualified person and Group Mineral Resource Manager, supervised the preparation of the technical information in the technical report and supervised the preparation of the technical information contained in this news release.